EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

July 11, 2011	No. 11-10

Avalon announces progress on product marketing
initiatives and provides update on development activities
on the Nechalacho REE Deposit, Thor Lake, NWT

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to provide a progress report on its rare metal product marketing initiatives as well as project permitting, metallurgy and diamond drilling programs on the Nechalacho Rare Earth Elements deposit, Thor Lake, NWT, Canada.

Product Marketing

Avalon has now entered into non-binding Memorandums of Understanding (“MOU’s”) with three Asian industrial companies seeking to participate in the Project by investing and /or providing technical expertise in exchange for obtaining off-take rights.  MOU’s are commonly used to initiate a formal due diligence process and frame the discussions between the parties.  The business terms of each of the MOUs are not binding and have therefore not been announced.  However, each MOU requires the Company to maintain the confidentiality of the identity of the counterparty and the business terms until the negotiation process is completed and a definitive agreement is signed.

Pierre Neatby VP Sales and Marketing stated, “We are encouraged that these companies have already expressed confidence in the potential of the project by signing an MOU and initiating a formal due diligence process. While the recent unprecedented increase in rare earth prices has caused some concern about substitution risk, in many applications the potential substitutes are clearly inferior. We remain confident that market demand will resume its strong growth as new supply comes into the market and technological advancements develop new applications for these remarkable commodities.”

Project Permitting

Avalon is also pleased to announce the completion and filing of its Developers Assessment Report (“DAR”), (otherwise known as an Environmental Impact Statement), required by the Mackenzie Valley Environmental Impact Review Board (MVEIRB).  The development of a DAR is an exhaustive study that typically takes more than a year to complete upon a company receiving the final Terms of Reference from MVEIRB. Avalon, with support from EBA Engineering (A Tetra Tech Company), completed and submitted its DAR in just three months upon receiving the final terms of reference from MVEIRB. Such rapid turn-around on submitting the DAR should reduce the potential for delays in completing the permitting process. A copy of the DAR can be found on MVEIRB’s public registry at www.reviewboard.ca.

The Company also required a new Land Use Permit to be issued by the Mackenzie Valley Land and Water Board (“MVLWB”) for its current activities at the site, as the existing permit was scheduled to expire on July 4, 2011. The Company is pleased to report that the new Land Use Permit was issued by the MVLWB on June 23, for a period of 5 years beginning on July 5, 2011.

Metallurgical Process Development

As announced in the News Release dated April 5, 2011, the metallurgical testing program continues with both flotation and hydrometallurgical testwork underway under the supervision of Avalon’s metallurgist, Dezhi Qi, P. Eng. In addition, Avalon has contracted Hoe Teh, P. Eng., a metallurgist based in Vancouver, for long term consulting services. Mr. Teh obtained his B.A.Sc in metallurgical engineering from UBC.  He has 38 years experience in metallurgical processing, studies, engineering and design, including senior positions with Cominco, Hatch and Barrick.  John Goode, P. Eng, continues to give consulting advice to the Company and input to the metallurgical testing programs.

Bench scale flotation testing is underway to further enhance the process and a third flotation mini-pilot plant trial is planned for July. This pilot test is planned to process 3 tonnes of Basal Zone mineralized material and is preliminary to the planned large scale, 20 to 30 tonne pilot test planned for the fall. It is intended to produce concentrate to be utilized in on-going, bench-scale hydrometallurgical testwork, as well as providing additional information to help finalize flowsheet parameters for the large scale pilot plant trial planned for the fall.

Bench scale hydrometallurgical testwork is continuing at SGS Minerals in Lakefield, Ontario with testing to focus on the solution chemistry, purification and precipitation of rare earths. A contract was signed with SGS Minerals for a hydrometallurgical pilot plant, and acquisition of requisite equipment has commenced. The hydrometallurgical pilot scale work is expected to commence later this fall and may take up to 40 weeks complete.

Diamond Drilling and Mineral Resource Estimation

One drill rig was mobilized to the property on June 20, 2011 to resume geotechnical drilling with the initial objective being testing of the proposed route for the production ramp from the planned plant site to the location of the underground crusher station. This drilling is anticipated to take at least one month. As of July 2, 2011, 9 drill holes had been completed, including some very short holes in the shallower parts of the ramp. Once the ramp route drilling is completed, this drill will commence geotechnical drilling of the proposed area for the underground crusher. This drilling will also secure additional intercepts of the Basal Zone.

The second drill rig, equipped to recover large diameter PQ core for bulk sample recovery, will be commence drilling this week. It will continue a similar program as in the winter drilling, with the objective of completing in-fill holes within the Indicated Mineral Resources in the Basal Zone, focusing on the area where mining will be initiated. The results of this drilling are expected to reclassify additional Indicated Resources to the Measured level of confidence, and will also provide additional mineralized material for on-going metallurgical test work.

As previously reported, the winter drill program was completed on April 28, 2011. Assaying continues and due to the large number of samples, special processing requirements of the large diameter PQ core, quality control checking and backlogs at commercial laboratories, final assay results from this program are not expected before late summer. As a result, updating of the mineral resource estimates will not commence before September.

About Avalon Rare Metals Inc. (TSX and NYSE-Amex: AVL)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 94,154,915. Cash resources: approximately $30 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the filing of a final base shelf prospectus and prospectus supplement of the Company and obtaining a receipt therefore and having the registration statement declared effective.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.